FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
                                MEXICO & PANAMA
                      2005 FINANCIAL RESULTS - HIGHLIGHTS

   -Net income of MXN4,981 million for the year ended 31 December 2005, an increase of 47.8 per cent over the previous year.

   -Return on average common equity of 22.0 per cent for 2005, compared with
    15.7 per cent in 2004.

   -Cost: income ratio of 64.9 per cent in 2005, improving from the previous year's 65.9 per cent (adjusted for a non-recurrent VAT recovery received in 2004).

   -Total assets of MXN275.1 billion at 31 December 2005, compared with MXN227.8 billion at 31 December 2004.

Grupo Financiero HSBC, S.A. de C.V.'s primary subsidiary is HSBC Mexico S.A. (the bank), which is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information for the year ending 31 December 2005 and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on a real basis, indexed to constant MXN as at 31 December 2005.

Grupo Financiero HSBC, S.A. de C.V. is an indirect, wholly-owned subsidiary of HSBC Holdings plc (HSBC). HSBC's 2005 results are scheduled for release on 6 March 2006. Those results will be released under International Financial Reporting Standards (IFRS) and will describe HSBC's North American results, including Grupo Financiero HSBC, S.A. de C.V., as well as HSBC's fully consolidated figures.


Commentary by Sandy Flockhart, CEO & Group General Manager

"Marking the three year anniversary of the Bital acquisition, I am very pleased with the progress being made. The combination of the knowledge, network and brand of the HSBC Group with the experience and capabilities of our Mexican colleagues has been a powerful driver for executing change and generating results in Mexico.

"HSBC continues to work towards being the number one financial services institution in Mexico. Numerous initiatives are underway to improve customer service and to strengthen the bank's product offerings to support the future financial requirements of our customers."

Overview

Grupo Financiero HSBC reported strong 2005 results, with net income of MXN4,981 million, an increase of 47.8 per cent over the previous year. This was due to robust revenue growth in HSBC Mexico, S.A. across all product categories. Net interest income, fees and trading all reached record levels during the year. This was coupled with strong performances in the insurance, Afore and Panama bank subsidiaries.

Growth of 28.3 per cent in net interest income, from MXN11,845 million to MXN15,193 million, was driven by higher deposit balances and widening spreads, strong loan growth, and higher average interest rates than in 2004. The net interest margin improved from prior year largely due to an increase in the bank's margin from 6.3 per cent in 2004 to 6.8 per cent in 2005.

Fees and commissions increased by 10.8 per cent over the previous year due to growth in credit cards, electronic banking, ATMs, membership programmes, commercial lending, Afore pension fund management, trade services and remittances. Trading results were excellent, up 49.3 per cent over 2004, benefiting from successful strategic positioning, higher customer volumes and the launch of new products on the back of enhanced treasury systems.

Administrative expenses grew 19.6 per cent (excluding the non-recurrent recovery of VAT received in 2004) as HSBC continued to invest heavily in its Mexican operations. Personnel costs increased due to additional headcount and variable compensation to support revenue growth and to improve customer service. Operating costs were driven by significant investment in systems and higher marketing expenses.

Loan impairment charges increased 9.4 per cent for the year, in line with robust lending growth and reflecting the high credit quality of new lending and improved economic conditions. In the bank, the ratio of non-performing loans to total loans decreased to 2.7 per cent, compared with 3.0 per cent in the previous year, and the reserve coverage on non-performing loans was 168 per cent. The bank's capital adequacy ratio remains solid at 14.3 per cent at 31 December 2005.

By customer segment

The personal financial services division reported a solid performance due to higher deposit balances and widening spreads, strong loan growth and higher fee income. Fixed rate mortgage volumes increased 151 per cent over the previous year, driven mainly by the bank's low rate offer.

HSBC remains Mexico's market leader amongst banks in auto loans issued. A unique new internet-based product, 'Venta Directa', was launched during the year, enabling the direct sales of used cars between customers, using HSBC's financing and the website as the intermediary. HSBC is also the first Mexican bank to offer pre-approved personal loans through its ATMs, which helped grow balances by 109 per cent compared with 2004. Targeted customer campaigns drove record growth in credit cards, with balances 84 per cent higher and cards in circulation increasing by 80 per cent to 1.1 million cards.

HSBC's market share in customer deposits continued to increase, reaching record highs in 2005. This was accomplished while maintaining a cost of funds significantly below that of the market. The bank saw good growth of Tu Cuenta, an integrated package of financial services for a flat monthly fee. Since its launch in February, it has generated 611,000 accounts, averaging some 2,300 new customers per day. Mutual fund balances were up 58 per cent from the previous year, benefiting from an expanded product offering and increased cross sales to our extensive customer base. The HSBC D-2 fund is now the largest mutual fund for individual investors in Mexico, with assets of over MXN20 billion at year end.

The Afore pension funds business continued to perform strongly, with 394,000 new customers which led to a 50 per cent growth in fees. In the insurance company, growth in premiums was attributed to strong sales in packaged products in personal financial services (including mortgages, credit cards and Tu Cuenta) which have imbedded insurance components.

Fee income from international remittances rose 55 per cent due to the continued success of La Efectiva, HSBC's electronic remittance card. Monthly transactions now exceed one million, representing a market share among banks of approximately 20 per cent and a five-fold increase since acquisition. We continue to leverage HSBC's extensive branch network in the US to create growth opportunities.

In commercial banking, deposit balances grew by 38 per cent as a result of the expansion into the SME market. Loan balances rose by 21 per cent, principally in the services and commerce sectors due to the increase in new clients. Trade services increased its market share, generating revenue growth of 39 per cent over the previous year. The recently launched Estimulo combined loan and overdraft product for smaller companies has been very successful, with over 3,500 packages sold with an average cross-sale of 4.6 products.

The corporate, investment banking and markets division continued to strengthen its market position with lending growth of MXN11,890 million, or 90 per cent, over 2004, benefiting in part from HSBC's extensive international network for multinational companies. HSBC was officially appointed market maker in debt trading desk by the Central Bank and is now ranked third in the Mexican FX market. The installment of new treasury systems in early 2005 allowed HSBC to operate derivatives in Mexico, which has contributed strong earnings for the year.

HSBC's newly-formed Group Investment Banking Financing (GIBF) won mandates to arrange and underwrite the securitisation of mortgages and bridge loans. GIBF also underwrote and placed the company's first local bond issue for Petroleos Mexicanos and successfully sole lead arranged a 10-year MXN2 billion bond for the Inter-American Development Bank.

The HSBC Group

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,400 branches, 5,000 ATMs and more than 22,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a directly controlled subsidiary of, and
99.8 per cent owned by, HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 110 million customers worldwide through 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated Balance Sheet

                                   Group                Bank
Figures in MXN millions
                              31Dec05   31Dec04   31Dec05   31Dec04
Assets
Cash and
  deposits in
  banks                        55,291    47,089    51,033    44,628
Financial
  instruments                  56,960    47,546    55,523    45,530
  Trading
  securities                    6,945     3,065     6,589     2,729
  Available for
  sale securities              46,022    40,334    44,941    38,654
  Held to
  maturity
  securities                    3,993     4,147     3,993     4,147
Securities and
  derivative
  operations                      568       112       573       103
  Repurchase
  agreements                      186        69       191        60
  Operations that represent
  loans with collateral             -         -         -         -
  Settlement accounts to be
  recorded for purchase             -         -         -         -
  Derivative
  transactions                    382        43       382        43
Performing loans
  Commercial
  loans                        45,751    31,330    40,733    28,166
  Loans to
  financial
  intermediaries                6,896     4,270     6,797     4,131
  Consumer loans               25,660    16,480    23,954    15,142
  Mortgage                     20,099    16,640    15,318    12,355
  Loans to
  government
  entities                     36,163     6,478    36,164     6,478
  Loans to
  Fobaproa or
  IPAB                          1,096    43,019     1,096    43,019
Total
  performing
  loans                       135,665   118,217   124,062   109,291
Non-performing loans
  Commercial
  loans                         1,667     1,993     1,624     1,943
  Loans to financial
  intermediaries                    -         -         -         -
  Consumer loans                  818       549       807       540
  Mortgage                      1,021       919       955       851
  Loans to government
  entities                          -         -         -         -
  Immediate
  collection,
  remittances
  and other                        28        42        27        42
Total
  non-performing
  loans                         3,534     3,503     3,413     3,376
Total loan
  portfolio                   139,199   121,720   127,475   112,667
Allowance for
  loan losses                  (5,897)   (6,758)   (5,729)   (6,588)
Net loan
  portfolio                   133,302   114,962   121,746   106,079
Other accounts
  receivable                   15,218     4,499    14,677     4,054
Foreclosed
  assets                          394       562       354       510
Property,
  furniture and
  equipment, net                5,475     4,350     5,240     4,116
Long term
  investments in
  equity
  securities                    2,245     2,306       196       401
Deferred taxes                    747     2,274       618     2,199
Goodwill                        3,239     3,148         -         -
Other assets,
  deferred
  charges and
  intangibles                   1,683       927     1,464       786
Total assets                  275,122   227,776   251,424   208,406


                                     Group                      Bank
Liabilities                   31Dec05      31Dec04      31Dec05      31Dec04

Deposits                      212,316      185,182      196,566      174,495
  Demand
  deposits                    125,513      115,401      118,811      110,109
  Time deposits                86,803       69,726       77,755       64,284
  Bank bonds
  outstanding                       -           56            -            -
Bank deposits
  and other
  liabilities                   6,963        9,244        6,896        9,244
  On demand                        21            -            -          244
  Short term                    4,816        6,619        4,737        6,375
  Long term                     2,126        2,625        2,159        2,625
Settlement accounts to be
  recorded for sale                 -            -            -            -
Securities and
  derivative
  transactions                  4,502           41        4,507           32
  Repurchase
  agreements                      113           41          118           32
  Loans with
  collateral                    4,389            -        4,389            -
  Operations with derivative
  instruments                       -            -            -            -
  Derivative transactions           -            -            -            -
  Settlement accounts to be
  recorded for purchase             -            -            -            -
Other accounts
  payable                      22,959        9,807       21,909        9,106
  Income tax and
  employee
  profit sharing
  payable                       1,298          742        1,201          683
  Sundry
  creditors and
  others
  accounts
  payable                      21,661        9,065       20,708        8,423
Subordinated
  debentures
  outstanding                   2,579        2,675        2,206        2,271
Deferred tax                        -            -            -            -
Deferred
  credits                          20           86           15           14
Total
  liabilities                 249,339      207,036      232,099      195,060

Stockholders' equity

Paid in
  capital                      19,853       19,853       12,517       10,317
  Capital stock                 7,593        7,593        3,773        3,498
  Additional
  paid in
  capital                      12,260       12,260        8,744        6,819
  Mandatorily convertible
  subordinated debentures           -            -            -            -
Capital gains                   5,928          884        6,808        3,027
  Capital
  reserves                        634          465        4,583        1,955
  Retained
  earnings                      7,640        4,437            -            -
  Surplus from
  the mark to
  market of
  available for
  sale
  securites                         -            -          269           16
  Result from
  translation of
  foreign
  operations                       (70)         (1)          11           11

  Cumulative
  effect of
  restatement                    (3,690)     (3,690)     (3,360)      (3,238)

  Gains on non monetary asset
  valuation
    Valuation of
    fixed assets                      -           -       1,245        1,245
    Valuation of
    permanent
    investments                  (3,630)     (3,698)       (139)        (152)

  Adjustments to retirement
  fund obligations                    -           -           -            -
  Net income                      4,981       3,370       4,199        3,190
Minority
  interest in
  capital                             2           3           -            2
Total
  stockholder's
  equity                         25,783      20,740       19,325      13,346
Total
  liabilities
  and capital                   275,122     227,776      251,424     208,406






                                      Group
                                31 Dec     31 Dec
                                2005       2004
Memorandum accounts

Transactions on behalf of
  third parties                 86,016       78,248

Customer current accounts            1           (4)
  Customer banks                     -            1
  Settlement of customer
  securities
  and documents                      1           (5)
Customer securities             66,738       50,009
  Customer securities
  in custody                    65,592       49,433
  Pledged customers
  securities and
  documents                      1,146          575
Transactions on behalf of
  customer                       2,411        2,619
  Customer
  repurchase
  transactions                   2,411        2,619
  Customer option repurchase
  transaction                        -            -
Other transactions on
  behalf of customers           16,866       25,624
  Investment on behalf of
  customers, net                16,866       25,624
Other memorandums
  accounts                     481,483      440,454
  Investment of the
  SAR funds                      3,292        2,958
  Integrated loan
  portfolio                    131,294      115,148
  Other memorandum
  accounts                     346,897      322,348

Transactions for
  the group's
  own accounts                 339,597      226,047
Memorandum accounts            339,524      226,020
  Guarantees granted                57          224
  Irrevocable lines of
  credit granted                 3,761        2,257
  Goods in trust or mandate     67,769       63,606
  Goods in custody or under
  administration                56,937       50,566
Amounts committed in
  transactions
  with Fobaproa                    123          983
  Amounts contracted
  in derivative
  operations                   205,915       94,647
  Securities in custody          3,986        4,082
  Other contingent
  obligations                      976        9,654

Repurchase/resale
  agreements
  Securities receivable
  under repos                   44,434       39,776
  Less: Repurchase
  agreements                   (44,450)     (39,749)

                                   (16)          28

  Reverse repurchase
  agreements                    15,944        8,836
  Less: Securities
  deliverable
  under repos                  (15,855)      (8,836)
                                    89            -


                                          Bank
                                  31Dec05      31Dec04

Memorandum accounts

Guarantees granted                     56          222
Other contingent
  obligations                         976        9,654
Irrevocable lines of
  credit granted                    3,761        2,257
Goods in trust or mandate          67,769       63,605
Goods in custody or under
  administration                   56,937       50,567
Third party investment
  banking
  operations, net                  16,866       25,624
Amounts committed in
  transactions
  with Fobaproa                       123          983
Amounts contracted in
derivative operations             205,915       94,648
Investments of retirement
  savings system
  funds                             3,292        2,958
Integrated loan portfolio         131,294      115,148
Other control accounts            346,896      322,347
                                  833,885      688,013

Securities receivable
  under repos                      42,005       37,140
Less: Repurchase
  agreements                      (42,018)     (37,110)
                                      (13)          30

Reverse repurchase
  agreements                       13,511        6,197
Less: Securities deliverable
  under repos                     (13,511)      (6,197)
                                        -            -

Consolidated Income Statement

Figures in MXN          Group                   Bank
  millions
                  31Dec05     31Dec04     31Dec05     31Dec04

Interest
  income           26,350      19,393      25,327      19,044
Interest
  expenses (-)     10,837       7,197      10,467       7,111
Monetary
  position
 (margin), net      (320)       (351)       (241)       (273)
Net interest
  income           15,193      11,845      14,619      11,660

Provisions for
  bad & doubtful
  debt             (1,499)     (1,370)     (1,489)     (1,363)
Risk adjustment
  netinterest
  income           13,694      10,475      13,130      10,297

Fees and
  commissions       8,435       7,616       7,564       7,181

Fees paid            (917)       (637)       (879)       (774)

Trading income      1,363         913       1,356         907

Total
  operating
  income           22,575      18,367      21,171      17,611

Administrative
  and personnel
  expenses         15,830      12,987      14,698      12,232

Net operating
  income            6,745       5,380       6,473       5,379

Other income        1,495       1,363       1,504       1,327
Other expenses      1,021      (1,076)       (993)     (1,062)
Net income
  before taxes      7,219       5,666       6,984       5,644

Income tax and
  employee
  profit
  sharing tax      (1,491)     (1,247)     (1,383)     (1,196)
Deferred
  income tax       (1,346)     (1,270)     (1,341)     (1,265)
Net income
  before
  subsidiaries      4,382       3,149       4,260       3,183

Undistributed
  income from
  subsidiaries        675         228          16          14
Income from
  ongoing
  operations        5,057       3,377       4,276       3,197

Discontinued
  operations,
  extraordinary
  items and
  changes in
  accounting
  standards, net      (78)         (7)        (77)         (7)
Minority interests      -           -           -           -
Net income          4,981       3,370       4,199       3,190


Statement of Changes in Shareholder's Equity

GROUP
Figures in millions of pesos

                   Capital   Statutory  Retained    Result from        Surplus       Net   Minority     Total
               contributed    reserves  earnings        foreign   (deficit) in    income   interest     stock-
                                                       currency    restatement                        holders'
                                                   transactions             of                         equity
                                                                 stock-holders'
                                                                        equity

Balances as of
31Dec04             19,853        466      4,437             (1)        (7,389)    3,371          3   20,740

Movements
  inherent to
  the shareholders
  decision
Subscription
  of shares              -          -      3,371              -              -    (3,371)          -        -
Capitalisation
  of retained
  earnings               -        168       (168)             -              -         -           -        -
Total                    -        168      3,202              -              -    (3,371)          -        -

Movements for
  the recognition
  of the
  comprehensive
  income

Net result               -          -          -              -              -     4,981           -    4,981
Result from
  translation
  of foreign             -          -          -             (6)             -        -            -       (6)
operations
Cumulative
  effect of
  restatement            -          -          -              -              2        -           (1)       1
- Gains on
  non-monetary
  asset
  valuation              -          -          -              -             67        -            -       67
Total                    -          -          -             (6)            69    4,981           (1)   5,043

Balances as of
  31Dec05           19,853        634      7,640             (7)        (7,320)   4,981            2   25,783


BANK

Figures in millions
  of pesos
                                                  Unreal-
                                                     ised
                                                     gain
                                                    (loss)
                                                     from                   Deficit
                                                valuation     Result             in
                                                of avail-       from       restate-
                                                 ble-for-    foreign           ment                            Total
                Capital                              sale   currency       of stock        Net      Mino-     stock-
                 contri-   Stautory   Retained     secur-     trans-        holders'    income       rity    holders
                   buted   reserves   earnings      ities    actions         equity      (loss)  interest     equity

Balances
  as at
  31Dec04         10,025      1,899          -        16          11         (2,085)     3,099          2     12,968

Movements
  inherent to
  the
  shareholders
  decision
  Subscription
  of shares         2,200          -          -         -           -              -          -          -      2,200
  Transfer of
  result of
  prior years           -          -      3,099         -           -              -     (3,099)         -          -
  Constitution
  of reserves           -      3,099     (3,099)        -           -              -          -          -          -
  Payment of
  dividends             -       (549)         -         -           -              -          -          -       (550)
Total               2,200      2,550          -         -           -              -     (3,099)         -      1,651

Movements for
  the
  recognition
  of the
  comprehensive
  income
- Result from
  translation
  of
  foreign
  operations            -          -          -       -           -              -      4,199          -       4,199
- Cumulative
  effect of
  restatement           -          -          -     252            -             -          -          -         252
- Adjustments
  to retirement
  fund                292        134          -       1            -           (183)        -          -         243
  obligations
- Others                -          -          -       -            -             13         -          -          13

Total                 292        134          -     253            -           (170)    4,199         (1)      4,707

Balances as
  at 31Dec05      12,517      4,583           -     269           11         (2,255)    4,199          1      19,325


Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions

                                                          31Dec05   1Dec04
Operating activities
Net income                                                  4,981    3,370
Items included in operations
  not requiring (providing)funds:
  Losses from mark to market
  valuations                                               (1,352)     (69)
  Allowances for loan losses                                1,499    1,377
  Depreciation and amortisation                               849      807
  Deferred taxes                                            1,346    1,279
  Undistributed income from
  subsidiaries, net                                          (675)  (3,559)
  Increase of the minority
  interest                                                      -        7
                                                            6,648    3,213
Changes in items related
  to operations:
  Increase in deposits:                                     27,134  25,959
  (Decrease) increase of loan
  portfolio                                                (19,838)    297
  Decrease of securities and derivative
  transactions, net                                        (8,062) (22,438)
  Increase (decrease) of financial
  instruments                                               4,004     (217)
  Other accounts receivable                                 2,432   (1,506)
Funds provided by operating
  activities                                               12,318    5,308

Financing activities:
  Subordinated debentures
  outstanding                                                 (96)     283
  Decrease in bank and other loans                         (2,281)       -
Funds used or provided in
  financing activities                                     (2,377)     283

Investing activities:
  (Decrease) increase of property,
  furniture and
  equipment, net                                           (1,273)   1,351
  (Decrease) increase in
  deferred charges or
  credits, net                                               (472)     760
  Other investment activities                                   6        -
Funds used in investing activities                         (1,739)   2,112
Increase in cash and equivalents                            8,202    7,703
Cash and equivalents at beginning
  of period                                                47,089   39,386
Cash and equivalents at end of period                      55,291   47,089

BANK

Figures in MXN millions


                                                       31Dec05     31Dec04
Operating activities
Net income                                               4,199       3,190
Items included in operations
  not requiring (providing)funds:
  Depreciation and amortisation                            821         634
  Allowance for loan losses                              1,489       1,363
  Provisions for foreclosed assets                           -          13
  Losses from mark to market
  valuations                                              (270)        (67)
  Deferred taxes                                         1,341       1,265
  Undistributed income from
  subsidiaries, net                                        (16)         (8)
  Value loss estimation for
  foreclosed assets                                         52           -
  Increase of the minority interest                          -           -
                                                         7,618       6,390
Changes in operating accounts:
  Increase in retail
  deposit and money desk                                22,173       5,167
  (Decrease) Increase of loan portfolio                (17,156)      9,015
  Decrease of financial instruments                     (5,466)    (21,015)
  Increase (decrease) of other receivable
  and payable accounts, net                              1,499        (303)
Funds provided by operations                             8,668       9,254

Financing activities:
  Subordinated debentures
  outstanding                                              (64)       (120)
  Decrease of interbank and
  other loans                                           (2,348)          -
  Dividends paid                                          (561)     (2,431)
  Increase in capital                                    2,200           -
  Result from foreign currency
  transactions                                               -           -
  Convertible subordinated debentures                        -           -
  Fiscal results of agencies                                 -           -
Funds used or provided by
  financing activities                                    (773)     (2,551)

Investing activities:
  Decrease of property, furniture
  and equipment and
  long term investments                                 (1,834)     (1,479)
  Increase in deferred credits                             240          20
  Increase in loans to employee                            104           -
Funds used in investing activities                      (1,490)     (1,459)
Increase in cash and equivalents                         6,404       5,244
Cash and equivalents at
  beginning of period                                   44,629      39,385
Cash and equivalents at end of period                   51,033      44,629



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                              By:
                                              Name:  P A Stafford
                                              Title: Assistant Group Secretary
                                              Date:  28 February 2006